1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2007

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  X)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Key Performance Indicators for The First Three Quarters of 2007, dated October 22, 2007	1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 23, 2007	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

KEY PERFORMANCE INDICATORS FOR

THE FIRST THREE QUARTERS OF 2007

The unaudited financial data of the Group for the first three quarters of 2007

(excluding the amortisation of upfront connection fees)

-	Operating revenues reached RMB131,220 million, representing an increase of 2.8% over the corresponding period of last year

-	Profit attributable to equity holders of the Company was RMB17,258 million, representing an increase of 1.8% over the corresponding period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2007.

Financial Data (Excluding the amortisation of upfront connection fees)

	For the period from 1 January 2007 to 30 September 2007	For the period from 1 January 2006 to 30 September 2006 (restated)*	Growth
Operating revenues (RMB)	131,220 million	127,706 million	2.8%
Profit attributable to equity holders of the Company (RMB)	17,258 million	16,947 million	1.8%

*	Restated to include the operating results of the newly acquired China Telecom System Integration Co., Ltd., China Telecom (Hong Kong) International Limited, and China Telecom (USA) Corporation.

Business Data

	As at 30 September 2007/ For the period from 1 January 2007 to 30 September 2007	As at 30 June 2007/ For the period from 1 January 2007 to 30 June 2007
Local Access Lines in Service (Million) including:	223.44	224.49
Household (Million)	123.14	123.47
Government & Enterprise (Million)	24.06	23.41
Public Telephone (Million)	15.79	15.74
Wireless Local Access (Million)	60.45	61.87
Net Add of Local Access Lines in Service (Million)	0.40	1.45
Broadband Subscribers (Million)	33.89	32.19
Net Add of Broadband Subscribers (Million)	5.57	3.87
Local Voice Usage (Billion Pulses)	307.50	202.52
Domestic Long Distance Usage (Billion Minutes)	73.61	48.19
International (including Hong Kong, Macau and Taiwan) Long Distance Usage (Billion Minutes)	1.22	0.79
SMS Usage Volume (Billion Messages)	17.810	11.782
Color Ring Tone Subscribers (Million)	56.43	47.96

For the first three quarters of 2007, despite facing the challenges from the continuous decline in mobile tariff, the extensive implementation of mobile calling-party-pay packages and the increased diversity in communication means, the Group had successfully maintained its solid fundamentals and continued to record growth in both revenue and profit. Strengthening its customer branding operation and leveraging its two major customer brands, “BizNavigator” and “One Home”, the Group further expanded its Internet access, value-added and integrated information services, so that the non-voice businesses rapidly emerged as a new revenue-driver. Additionally, capitalizing on the premier customer brands and effective packaged sales of voice and non-voice businesses, the Group endeavored to foster customer loyalty and consolidate its existing revenue base, progressively transforming voice usage value to integrated information services. As a result, its multi-services convergence offering edge had been further enhanced while the loss in voice revenue had been mitigated and made good to a certain extent.

Facing the intense market competition, the Group only recorded a small increase in access lines in service for the first three quarters of 2007, even with a negative growth recorded for the single third quarter. The Group emphasized the principle of profitable development of its voice business and no longer counted on subscriber base expansion as a sole revenue driver. The Group concentrated its sales resources and tilted its resource allocation towards the key customer segments of government and enterprise as well as mid-to-high-end household while strictly controlling sales initiatives for the low-end customers. Businesses like Internet access, value-added and integrated information services continued its robust growth momentum. The broadband subscribers reached 33.89 million, representing a net increase of 5.57 million. Excluding the amortization of upfront connection fees of RMB2,479 million, operating revenue for the first three quarters of 2007 was RMB131,220 million, representing an increase of 2.8% over the corresponding period of last year. The profit attributable to equity holders of the Company reached RMB17,258 million, representing an increase of 1.8% over the corresponding period of last year.

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The Group will continue to deepen the implementation of its strategic transformation, strengthen its execution capability, actively capitalize on its strength of multi-services convergence offering, and accelerate the development of the Internet, value-added and integrated information services. The Group will also strengthen brand oriented operation and multi-services bundling and packaging while proactively building up a solid foundation for future full services convergence offering to enhance its enterprise value, customer value and shareholder value altogether.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 22 October 2007

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